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EXHIBIT 20.2

Second Quarter 2001
Earnings Conference Call Script
Tuesday, July 24, 2001
10:00 am Central Standard Time

Patricia A. Bergeron
Vice President, Investor and Corporate Relations

    Thank you for joining us. I am Tricia Bergeron, vice president of investor and corporate relations. Kevin Dunnigan, our chairman and chief executive officer, and John Murphy, senior vice president and chief financial officer are with me today.

    We'll use our time together today to provide perspective on the company's progress and second quarter earnings. You may have noticed that our press release reviews our performance from two perspectives: second quarter 2001 versus first quarter 2001; and second quarter 2001 versus second quarter last year. The latter meets required GAAP disclosure but the former provides a better picture of the progress we have made, and continue to make, in the company's turnaround.

    If you are not familiar with the Thomas & Betts story, we encourage you to read our Annual Report on Form 10-K, prior press releases, conference call transcripts and other SEC disclosures, particularly since the second quarter of 2000. These materials help provide the background for, and a perspective on, the comments will we make today. These materials are available on our web site, www.tnb.com.

    This call is being webcast and can be accessed at our website. It is also being recorded and will be available for replay through next Thursday, July 26. The replay number is (973) 341-3080. PIN number 2725666.

    Our prepared and informal comments today may contain forward-looking statements as defined by federal securities law. These forward-looking statements are subject to risks and uncertainties in our operating and economic environment and actual results could differ materially. Detail regarding these uncertainties can be found in Thomas & Betts quarterly and annual filings with the Securities and Exchange Commission.

    Kevin Dunnigan will open our discussion today, followed by John Murphy. We will then take your questions.

T. Kevin Dunnigan Chairman,
President and Chief Executive Officer

    Good morning.

    I know that it's a busy day for earnings and that our conference call is sandwiched in between the calls of two of our peers. That's the bad news. The good news is that it feels good to us to be reporting our earnings in the middle of the pack.

    As Tricia said, our press release provides an overview of the progress we've made—and continue to make—in turning Thomas & Betts around. It's a complicated story—a story not easily distilled into a few paragraphs. We believe the quarter-over-quarter perspective tells the story best because of the significant charges and restatements done last year. This comparison is where I'll focus my comments today.

    Last quarter, we said that you could expect to see sequential, quarter-over-quarter success as we focused on improving our margins and strengthening our balance sheet. I am pleased that we delivered on this commitment.

    Although the continued weakness in the North American economy prevented us from moving from the red to black, net income alone does not tell the complete story. When I rejoined the company last year, I said that there were no quick fixes to what ailed Thomas & Betts. The problems ran deep and affected nearly every aspect of our business.

    We started by focusing on the "life and death" issues—managing our cash flow, reducing our accounts receivable and controlling our inventory.

    At the same time, we have worked behind the scenes to fix less visible issues hampering our performance—such as marketing, product development and customer relations. We are now poised to more effectively leverage the company's inherent strengths—such as our leading brands, our customer-focused marketing and product development programs.

    We have one major issue remaining—fixing our pricing structure. It's a "mega" project, but we are well on our way and very pleased with our progress to date. I'll comment more on this later in my remarks.

    Overall, we've made excellent progress and have lowered our break-even point significantly. But we're not satisfied nor done yet.

    Quarter over quarter, we improved our gross margin as a percent of sales to 25.6 percent from 24.6 percent. This is good, but not good enough. Our goal is a 30 percent plus gross margin.

    We are taking both short- and long-term actions to achieve this goal.

    We are not passively waiting for the economy to provide a push to volume. We continue to enhance our marketing programs to drive pull-through sales. We are focused on more effectively positioning our products and supporting our distributors in their selling efforts.

    We've also introduced new products with a focus on filling gaps in our portfolio or offering products that lower the installation costs for end-users. Sure-Ty, an advanced, highly automated cable tie installation tool designed for OEM applications, was introduced in June and is an example of T&B innovation at its best.

    We also believe that we have big opportunities to improve our margins when we fix the pricing structure in our electrical business.

    We've spoken at length about the problems associated with the overly complex pricing structure that had evolved at T&B over the past several years. With more than 30,000 products, any degree of unnecessary complexity in pricing will have an adverse domino effect on every part of the revenue cycle and this was certainly the case at Thomas & Betts.

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  The sales force was quoting, not selling;

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  Our quoting process was inconsistent;

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  Order entry became bogged down;

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  Product was not always invoiced at the negotiated price leading to an excessive amount of pricing disputes;

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  Customer service and collections couldn't keep up with resolving the deductions;

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  And it went on and on.

    We are now in the final stages of completing a multi-part project to fix these problems and have already seen dramatic reductions in back-room costs for both T&B and our distributor partners.

    Customer deductions are down substantially, the claims processing cycle has been cut in half, and the number of claims in the backlog has been cut by nearly two-thirds. The effort put forth to solve these issues should pay handsomely going forward in reduced costs, improved efficiency and cash flow, and increased customer satisfaction.

    The last remaining hurdle is changing our pricing structure to more accurately reflect competitive realities and to provide greater flexibility in managing our product mix and profitability profile.

    By the end of the third quarter we will have analyzed, evaluated and adjusted the prices of our entire electrical products portfolio. By the middle of the fourth quarter, we plan to begin rolling out our 2002 distributor-pricing program. We intend to closely manage the implementation of this program to ensure that deadlines are met and the process exceeds our distributors expectations in terms of quality and service.

    The last component of improving margins is cost. We have been intensely focused on taking costs out of the business and creating the right-sized infrastructure for our sales volume.

    In our plants, we've taken action to improve manufacturing operating efficiencies as well as reduced headcount in order to match production with changing levels of demand. At the same time, we've improved service levels and continue to offer the highest-quality products.

    In other words, we are managing smarter and are focused on sustaining a long-term acceptable level of performance at every one of our plants. This is another example of how we've had to change the culture at Thomas & Betts. In the past, our plants pursued volume-driven efficiencies that did not necessarily reflect true market demand. You saw the effects of this strategy in inventory-related charges taken last year.

    In addition to improving our gross margin, we reduced our SG&A expense in real dollar terms and as a percentage of sales.

    In the second quarter, SG&A was 21.9 percent of sales. This is better than the first quarter and significantly better than the 28.6 percent reported a year ago. But it's not good enough. Our goal is SG&A expense between 18 and 20 percent of sales.

    I now want to take a minute to address the performance of our business segments.

    In the Electrical segment, the economy played a major role in our performance. The reduced sales volumes led to unfavorable manufacturing variances, although the variances improved versus the first quarter as a result of actions taken at a number of facilities. We continue to aggressively take costs out of this business. This, combined with the work being done on pricing, should have a very favorably impact on margins, particularly next year.

    Our Steel Structures business continues to perform well. We have a solid order position in this business through at least mid-2002. We are expanding our Houston facility to accommodate our increased demand and expect to have the new capacity on line by the beginning of next year. This business is helped by the strong alliances we have with many major utility companies. These alliances are mutually beneficial. From our perspective, they even out demand, ensuring a fixed margin in both good times and bad. For our partners, they reserve manufacturing slots in times of strong demand.

    Our Communications segment continues to face weak demand in both cable TV and telecom markets. We've been very aggressive in managing costs in this business in light of the severe decline in market demand.

    Lastly, our HVAC segment reported lower sales and earnings as a result of changes made early in the year to our Early Order Program for distributors. While these changes magnify the seasonal nature of this business—pushing sales out into later quarters—we expect them to also improve profitability.

    John Murphy will speak to the improvements in our balance sheet. I will comment briefly on cash flow in the quarter and our decision to eliminate the dividend.

    In the second quarter, cash flow from operations was positive. We have worked hard to drive cash requirements out of the business—not an easy task in a weak economic environment. We continue to challenge ourselves and believe that we still have potential to improve cash flow from operations further. Realistically, however, further improvement will be incremental until the economy turns around.

    Given our success in improving cash flow from operations, you may wonder why the Board decided to eliminate the dividend. Eliminating the dividend reduces our cash requirement by approximately $65 million per year, significantly strengthening our cash position. This affords us the opportunity to look realistically at more options to create shareholder value.

    To close, I want to comment on the outlook.

    Last quarter, I told you that we had a great degree of optimism and confidence about the future. That comment is even truer today.

    Industrial production—which is what Thomas & Betts correlates best to—has declined for nine straight months. Yet, in the face of an economic downturn that has "taken no prisoners", we have survived and are confident that we are a stronger competitor.

    I know the question on everybody's mind is, will we break even in the third quarter? From the improvement in our performance reported today, you can see that we are diligently taking the actions needed to make the answer "yes". But we can't control the economy and, unfortunately, the outlook isn't bright for an economic turnaround in the near term.

    Third quarter sales have started out on track, but we caution that it is too early in the quarter to forecast where we will end up.

    As we said in the press release, right now we anticipate a small charge in the quarter for reductions taken at several plants and headquarters, but we expect to offset these costs with savings realized from these changes in the third quarter.

    Thank you for your continued support. I will now turn the call over to John Murphy.

John P. Murphy
Senior Vice President and Chief Financial Officer

    Good morning.

    As Kevin said, during the quarter we continued to make real progress on the balance sheet. Underlying performance in accounts receivable improved yet again. Days Sales Outstanding, or DSOs, are now, we believe, moving in line with peers in our industry, having decreased by more than 35 percent since the beginning of the third quarter of last year.

    We've been able to make this progress in reducing DSOs because it's a top priority of every one of our divisional managers. The turnaround in this area has been a real team effort. We believe we are now in a position where we are in control of the accounts receivable process as opposed to the process controlling us.

    Inventory is another area where we continue to see quarter-over-quarter improvement. You may recall that, in the first quarter, we held inventories flat despite lower sales. In the second quarter, we beat that performance and reduced inventory levels by approximately $16 million compared to the end of the first quarter, despite a further sales decline. Also encouraging was the fact that virtually all of this reduction was in finished goods.

    This success in reducing inventory levels results from the enhancements made to inventory control procedures that are now fully implemented, and from a keen understanding by our managers of the need to minimize working capital investment.

    At the end of the second quarter, we had approximately $184 million cash on hand and remain in a very strong liquidity position.

    And now a word on our credit facilities.

    We allowed our one-year $200 million revolving credit facility to expire at the end of the second quarter. At the same time, we received a waiver on our $200 million five-year revolver through the end of September, and we reduced the amount of that facility to $150 million. The waiver was required, as we were not in compliance with a covenant as a result of the company's financial performance over the past year.

    The covenant in question required the maintenance of a certain ratio between operating cash flow and total debt, and obviously given the lack of earnings over the past year, this ratio was not maintained. As we disclosed in previous SEC filings, a waiver had also been obtained from this covenant at the end of the second quarter of 2000.

    Looking forward, we are now engaged in arranging new back-up credit facilities and have received solid support from our banks. Our discussions are well advanced and we believe we will close the new facilities during the third quarter. We expect that, when completed, our undrawn, back-up facilities will total between $200 and $250 million.

    I want to re-emphasize what we said in the past: These facilities—purely back up in nature—are unused and we do not expect to need to use them in the foreseeable future.

    As I said earlier, our cash position is very strong and we plan to maintain that status.

    In closing, let me again say that we consider our story to very strong and positive. Despite a very weak economy, we have had great success in attacking and resolving the fundamental issues faced by Thomas & Betts and in improving our financial and competitive position.

    You will, however, now see a shift in the intensity of our focus to projects aimed at enhancing profitability. While we will continue to focus on the balance sheet and expect to make additional, incremental improvements, they will not be as dramatic as you have seen over the past few quarters.

    We believe that the combination of our efforts in these areas will position us to significantly improve future earnings performance. We will also maintain the same unrelenting focus on cash flow that you've seen demonstrated thus far.

    Thank you. We will now open the call up for questions.

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